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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049889

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69075

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

KH 3/18

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/204 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond C. Forbes & Co., Inc.

QUAD SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 WATER STREET
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL RUBACKY (646) 432-0436
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, PAUL RUBACKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAD SECURITIES LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

FRANCES GALASSO
NOTARY PUBLIC STATE OF NEW YORK
RICH COUNTY
LIC. #01GA6188237
COMM. EXP. 06/02/20 16

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUAD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

QUAD SECURITIES, LLC

CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
Quad Securities, LLC

We have audited the accompanying statement of financial condition of Quad Securities, LLC as of December 31, 2014. This financial statement is the responsibility of Quad Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quad Securities, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

March 13, 2015

QUAD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	379,937
Receivable from affiliate		50,000
	$	429,937
LIABILITIES AND MEMBERS' EQUITY		
Members' equity	$	429,937

The accompanying notes are an integral part of this financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Quad Securities, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on January 19, 2012. The Company commenced operations as a Financial Industry Regulatory Authority ("FINRA") broker-dealer in September 2013. The Company's operations consist primarily of engaging in principal transactions with their own proprietary accounts for trading purposes. On July 31, 2014 the Company ceased its proprietary trading activities and plans to conduct only an agency commission business in the future.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA, and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

1. Nature of business and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Futures Contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

2. Derivative contracts (continued)

Futures Contracts (continued)

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by an FCM, the Company is exposed to counter-party risk related to the viability of the FCM.

Futures contracts are carried at fair value. Fair value for exchange traded derivatives is based on quoted market prices. The Company's futures trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

3. Intercompany receivable

The Company has a non-interest bearing receivable from its parent in the amount of $50,000. This receivable was liquidated in January 2015.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operation, thereafter it shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was approximately $380,000, which was approximately $280,000 in excess of its minimum requirement of approximately $100,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. In accordance with the agreements, the clearing brokers are granted a lien on all long positions, securities, margin and other assets in the account as security for the Company's obligations. The clearing brokers are also permitted to commingle the Company's positions with those of other customers. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the Company's accounts.

6. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in a financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".